MERITZ & MUENZ LLP

                                COUNSELORS AT LAW

                                2021 O Street, NW
                              Washington, DC 20036
                                    --------

                            Telephone: (202) 787-1964
                            Facsimile: (202) 787-3909
                           E-mail: Lmuenz@comcast.net

                                  March 9, 2005


Mr. Patrick Gilmore
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

RE:        IVOICE, INC. FORM 8-K FILED MARCH 3, 2005

Dear Mr. Gilmore:

On behalf of iVoice, Inc. (the "Company"), I will reply to your letter dated March 7, 2005.

ITEM 4.01
---------

Although, we do not see anything in the regulations that require the registrant to use the exact language as stated in Item 304(a)(1)(i), nor do we a difference in the meaning of the words "termination of services" versus "dismissal", we have made your suggested revision to the Form 8-K dated February 23, 2005.

ITEM 9.01
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Additionally, we have updated Exhibit 16.1.

The Company would like to make the following affirmative statement:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

                                                  Respectfully yours,


                                                  Lawrence A. Muenz